Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 24, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 24, 2004, entitled "Offshore lockout announced, consequences for Statoil".

Offshore lockout announced, consequences for Statoil

The Norwegian Oil Industry Association (OLF) today announced that a lockout will be imposed from 24.00 on Monday 28 June on all members of two unions covered by the offshore pay agreements.

(OSE: STL, NYSE: STO) This move against the Federation of Oil Workers Trade Unions (OFS) and the Norwegian Association for Supervisors follows a deadlock in the strike which they initiated on 18 June.

According to the OLF, a stoppage will lead to an almost complete shutdown of oil and gas production on the NCS.

Statoil-operated fields stand to suffer a daily loss of some 1.4 million barrels of oil and condensate and roughly 150 million cubic metres of gas.

The group itself will be losing roughly 585,000 barrels of oil and condensate and some 60 million cubic metres of gas per day from its own or partner-operated fields.

Statoil is now planning a controlled shut-down of production and return of personnel to land. An appropriate safety staffing will be established on each installation.

The lock-out warning embraces all members of the OFS and Supervisors not already taken out on strike. Roughly 1,800 members of these unions in Statoil will then be involved in the conflict.

Shutting down production on the NCS will also have consequences for the group’s facilities on land, and the extent of these effects is now being identified.

Statoil will keep customers informed about the possible impact on its oil and gas commitments.

Further information from:
Kristofer Hetland, public affairs manager, +47 51994700 (office) / +47 90501937 (mobile)
Kjersti Tvedt Morstøl, public affairs manager, +47 51992671 (office) / +47 91782814 (mobile)
Mari Thjømøe, vice president investor relations, +47 51997790 (office) / +47 90777824 (mobile)
Thore E Kristiansen, vice president investor relations (USA), +1 2039786950 (mobile) / +47 91664659 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 24, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer